Daniel C. Masters (SBN 220729)

     EXHIBIT 2.1

P. O. Box 66

La Jolla, CA 92038

Telephone: (858) 459-1133

Facsimile: (858) 459-1103

Attorney for Debtor

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF CALIFORNIA

In re: PACIFIC SHORES DEVELOPMENT, INC., A CALIFORNIA CORPORATION, Debtor. _________________________________________	) ) ) ) ) ) ) ) ) ) )

Case No.: 10-11351-MM-11

DEBTOR’S SECOND AMENDED

JOINT PLAN OF REORGANIZATION

Plan Confirmation Hearing

Date:    July 21, 2011

Time:    2:00 PM

Place:   325 West “F” Street, Dept. 1

         San Diego, CA 92101

Judge:   Hon. Margaret Mann

I. INTRODUCTION

Pacific Shores Development, Inc., a California corporation (the “Debtor” or “Proponent”), is the Debtor in a voluntary Chapter 11 bankruptcy case which management of the Debtor filed in the United States Bankruptcy Court for the Southern District of California (the “Court”) on June 29, 2010.  Chapter 11 allows the Debtor and, under some circumstances, creditors and other parties in interest, to propose a plan of reorganization (the “Plan”). This is a Joint Plan of Reorganization being proposed jointly by six parties: the Debtor and the Debtor’s five wholly owned subsidiaries.

THIS DOCUMENT IS THE JOINT PLAN OF REORGANIZATION

This is a reorganizing Plan.  The Debtor seeks to satisfy its obligations to Unsecured Creditors by issuing to them a combination of cash ($40,000) and stock (80,000 shares) in this reorganized company in exchange for their respective claims and interests. Additionally, the Debtor will issue to its Creditors stock in each of the Debtor’s five subsidiaries and will divest itself of all ownership in these companies.

II. DEFINITIONS

As used herein, the following terms shall have the following meanings:

1.

“Administrative Claim” means a Claim entitled to priority pursuant to Section 507(a)(1) or Section 507(b) of the Bankruptcy Code. Such Claims include, without limitation, a Claim for payment of an administrative expense of the kind specified in Section 503(b) of the Bankruptcy Code, including without limitation, the actual and necessary costs and expenses of preserving and operating the Debtor's Estate, compensation and reimbursement of expenses for professional services awarded under Sections 330(a) and/or 331 of the Bankruptcy Code, and all fees and charges assessed against the Debtor’s Estates pursuant to Chapter 123 of Title 23, United States Code.

2.

“Administrative Claimant” means the holder of an Allowed Administrative Claim.

3.

“Allowed Claim” means a Claim against the Debtor to the extent that:

a.

Proof of such Claim was:

(1)

Timely filed;

(2)

Deemed filed pursuant to Section 1111(a) of the Bankruptcy Code; or

(3)

Late filed with leave, and pursuant to Final Order, of the Court; and

b.   (1)   No objection to such Claim is filed with the Court;

(2)

The Court, pursuant to Final Order, allows such

Claim; or

(3)

The Plan allows such Claim.

4.

“Allowed Secured Claim” means a Secured Claim which is or has become an Allowed Claim.

5.

“Allowed Tax Claim” means a Tax Claim, which is or has become an Allowed Claim, and does not include claims, held by Tax Claimants assessed on the basis of taxable income of the Debtor earned or arising after the Petition Date.

6.

“Allowed Unsecured Claim” means any Allowed Claim which is not an Administrative Claim, a Secured Claim, a Tax Claim, a Priority Claim, or an Insider Claim.

7.

“Bankruptcy Code” means Title 11 of the United States Code, Section 101, et seq., as amended.

8.

“Bankruptcy Rules” means, collectively, the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules for the Southern District of California as now in effect or hereafter amended.

9.

“Bar Date” means the date set by the Bankruptcy Court as the last day to file proofs of claim in this case.

10.

“Business Day” means any day except Saturday, Sunday or any other day on which state or federal law authorizes commercial banks in San Diego, California, to close.

11.

“Case” means the Voluntary Chapter 11 Bankruptcy Case of Pacific Shores Development, Inc., case number 10-11351-MM-11, filed with the United States Bankruptcy Court for the Southern District of California.

12.

“Chapter 11” means Chapter 11 of the Bankruptcy Code.

13.

“Claim” means any right to payment from the Debtor that arose prior to Confirmation, whether or not such right or demand is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, un-matured, disputed, undisputed, legal, equitable, secured or unsecured, or, any right or equitable remedies for breach of performance, if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, un-matured, disputed, undisputed, legal, equitable, secured or unsecured.

14.

“Claimant” means the holder of any Allowed Claim.

15.

“Class” means a class of Claims or Equity Interests described in this Plan.

16.

“Confirmation” means the entry of the Order of Confirmation confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

17.

“Court” means the United States Bankruptcy Court for the Southern District of California, or such other Court as has jurisdiction over the Case.

18.

“Debtor” means Pacific Shores Development, Inc., a California corporation, the debtor in the Case.

19.

“Disbursinq Agent” means Debtor or such other party as the Court may designate.

20.

“Disclosure Statement” means the Disclosure Statement describing the Plan and containing adequate information thereon in conformity with Section 1125 of the Bankruptcy Code.

21.

“Disputed Claim” means a Claim either: (a) scheduled by the Debtor as disputed, contingent or unliquidated in the Schedules to be filed with the Court, as may be amended or modified; or (b) as to which an objection has been filed and which objection either (i) has not been withdrawn or (ii) has not been determined by a Final Order.

22.

“Effective Date” means that date which is eleven (11) days after the entry of the Order of Confirmation.

23.

“Estate” means the estate in the Case created pursuant to Section 541(a) of the Bankruptcy Code.

24.

“Final Order” means an order, judgment, or other decree of the Court or any court of competent jurisdiction as to which: (a) the operation or effect has not been reversed, stayed, modified or amended; (b) any appeal that has been or may be taken has been resolved; or (c) the time for appeal, review or rehearing has expired.

25.

“National Trucking Group, Inc.” or “NTG” means National Trucking Group, Inc. a corporation formed under the General Corporation Law of Delaware which is engaged in irregular-route, long haul trucking.

26.

“Interest” means: (a) the common or preferred stock of the Debtor; and (b) any right, warrant or option, however arising, to acquire the common or preferred stock or any other equity interest, or any rights therein, of the Debtor.

27.

“Order of Confirmation” means the Order of the Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

28.

“Petition Date” means the date on which Debtor’s voluntary petition for bankruptcy was filed: June 29, 2010.

29.

“Plan” means the Debtor’s “Plan of Reorganization” as may be further amended.

30.

“Post-Consolidated Common” means the shares of the Debtor’s common stock after all shares currently issued and outstanding have been cancelled.

31.

“Pre-Consolidated Common” means the 1,000,000 shares of Debtor's common stock, which are issued and outstanding as of the date hereof.

32.

“Priority Claim” means a claim entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Tax Claim.

33.

“Pro Rata” means the ratio that the amount of a particular Allowed Claim or Interest bears to the total amount of Allowed Claims or Interests of the same Class.

34.

“Reorganized Debtor” means the Debtor after Confirmation of the Plan.

35.

“Schedules” means the Schedules of Assets and Liabilities to be filed by the Debtor with the Court, including any amendments thereto.

36.

“Secured Claim” means a claim which is secured by a properly perfected lien on, or security interest in, any property of the Debtor’s Estate, only to the extent provided in Section 506(a) and 506(b) of the Bankruptcy Code.

37.

“Securities Act” means the Securities Act of 1933, as amended.

38.

“Subsidiaries” means the five business entities currently owned by the Debtor: BIM Homes, LLC, Jovanovic-Steele, LLC, Pacific Media Group Enterprises, LLC, Signal, Inc., and ZEC, LLC.

39.

“Tax Claim” means a claim entitled to priority pursuant to Section 507(a)(8) of the Bankruptcy Code.

40.

“Tax Claimant” means the holder of an Allowed Tax Claim.

41.

“Unit” means one (1) share of Post-Consolidated Common Stock and one (1) Class A Warrant, one (1) Class B Warrant, one (1) Class C Warrant, one (1) Class D Warrant, and one (1) Class E Warrant.

42.

“Unit Holder” means the holder of a Unit issued pursuant to the Plan.

43.

“Warrant” means a right to purchase a share of stock of the Reorganized Debtor to be issued pursuant to the Plan. One (1) Warrant shall entitle the holder thereof to acquire one (1) share of Post-Consolidation Common Stock upon payment of the stated exercise price.  The exercise price for the Class A Warrant will be $4.00; for the Class B Warrant it will be $5.00; for the Class C Warrant it will be $6.00; for the Class D Warrant it will be $7.00; for the Class E Warrant it will be $8.00. The exercise price for a Warrant may be reduced, but not increased, by vote of the Board of

Directors of the Corporation. All Warrants shall expire, if not previously exercised, five years after the Effective Date, defined supra, unless extended or called by vote of the Board of Directors of the Corporation. If called, the Directors shall give holders of the Warrants a period of not less than thirty (30) days following notice of the call during which they may exercise their Warrants.

Terms Defined in the Bankruptcy Code.

A term not otherwise defined here, but used in the Bankruptcy Code, shall have the definition assigned to such term in the Bankruptcy Code.

Rules of Interpretation, Computation of Time and Governing Law.

1.

Rules of Interpretation.

For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release or other agreement or document being in a particular form or on particular terms and conditions means that such agreement or document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan or Disclosure Statement as the case may be; (e) the words “herein” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) any reference in this Plan to the word “including” shall mean “including without limitation”; and (g) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of, or to affect, the interpretation of the Plan.

2.

Computation of Time.

In computing any period of time prescribed or allowed by the Plan or Disclosure Statement, the provisions of Bankruptcy Rule 9006(a) shall apply.

3.

Governing Law.

Except to the extent that the Bankruptcy Code or Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall he governed by, and construed and enforced in accordance with, the laws of the State of California, without giving effect to the principles of conflict of the laws of the State of California.

III. CLASSIFICATION AND TREATMENT OF CLAIMS & EQUITY INTERESTS

   A. General Overview

As required by the Bankruptcy Code, the Plan classifies claims and equity interests in various classes according to their right to priority.  The Plan states whether each class of claims or equity interests is impaired or unimpaired.  The Plan provides the treatment each class will receive.

1.

Unclassified Claims

Certain types of claims are not placed into voting classes; instead they are unclassified.  They are not considered impaired and they do not vote on the Plan because they are automatically entitled to specific treatment provided for them in the Bankruptcy Code.  As such, the Proponent has not placed the following claims in a class.

(a)

Administrative Expenses

Administrative expenses are claims for costs or expenses of administering the Debtor's Chapter 11 case which are allowed under Code section 507(a)(2).  The Bankruptcy Code requires that all administrative claims be paid on the Effective Date of the Plan, unless a particular claimant agrees to a different treatment. The following chart lists all of the Debtor's § 507(a)(2) administrative claims and their treatment under the Plan:

Name	Amount Owed	Treatment
Administrative Lenders, who will be the following five individuals: Gulten Balaban Joseph LeBlanc Frances Munro Anthony Turnbull Muzeyyen Balaban	Up to $50,000 if not converted

To be paid on or before the date five years after the Effective Date, with interest at an annual rate of 6%, with the option to convert the debt to Units (defined above) in the Reorganized Debtor and in each of the five Subsidiaries at a ratio of one Unit per ten cents ($0.10) of loan principal within two years of the Effective Date of the Plan. Thus, if converted, the Lenders will receive 500,000 Units in each of six entities.

Daniel C. Masters Attorney for Debtor	Subject to Court approval, an estimated fee of $30,000[1]	Subject to approval by the Court, fee to be paid upon entry of a final order approving fee application.
Clerk's Office Fees	Unknown	Paid in full on Effective Date
Office of the U.S. Trustee Fees	$2,000 (estimated)	Paid in full on Effective Date
TOTAL	$32,000 (estimated)

Court Approval of Fees Required:

The Court must rule on all fees paid to professionals employed by the estate before the professional will be entitled to receive such fees.

(b)

Priority Tax Claims

Priority tax claims include certain unsecured income, employment and other taxes described by Code Section 507(a)(8).  The Bankruptcy Code requires that each holder of such a Section 507(a)(8) priority tax claim receive the present value of such claim in deferred cash payments, over a period not exceeding six years from the date of the assessment of such tax. The Debtor  is aware of one priority tax claim, owed to the Internal Revenue Service, in the amount of $1,080. This claim will be paid in full on the Effective Date.

2.

Classified Claims and Equity Interests

(a)

Classes of Secured Claims

     Secured Claims are claims secured by liens on property of the estate.  The Debtor has identified one holder of a secured claim. The following chart identifies this Plan's treatment of the class containing the Debtor's secured creditor’s claim:

CLASS #	DESCRIPTION	IMPAIRED (Y/N)	TREATMENT
1	Claim of Wells Fargo Bank secured by First Deed of Trust on property located at Kirkwood, CA.	Yes

     In full satisfaction of their allowed secured and undersecured claim, Wells Fargo Bank shall receive, as soon as possible after the Effective Date, its security, either by an uncontested non-judicial foreclosure or by the Debtor’s execution of a deed in lieu of foreclosure, the choice being at the sole discretion of the claimant.

(b)

Classes of Priority Unsecured Claims

Certain priority claims that are referred to in Code Sections 507(a)(1), (4), (5), (6), and (7) are required to be placed in classes.  The Debtor is not aware of any claim that would qualify as an unsecured priority claim pursuant to Sections 507(a)(1), (4), (5), (6), or (7) of the Bankruptcy Code.

(c)

Class of General Unsecured Claims

General unsecured claims are unsecured claims not entitled to priority under Code Section 507(a).  The Debtor has identified one class of holders of general unsecured claims. The following chart identifies this Plan's treatment of the class containing all of the Debtor's general unsecured creditor claims:

CLASS #	DESCRIPTION	IMPAIRED (Y/N)	TREATMENT
2	General Unsecured Claims of Creditors Total amount of claims = $381,242 (estimated)	Yes

     In satisfaction of their respective Allowed Unsecured Claims, each Holder of an Allowed Class 2 Claim shall receive, immediately following the Effective Date:

(A)  the Holder’s pro rata share of a cash pool of Forty Thousand Dollars ($40,000); and

(B)  the Holder’s pro rata share of a pool of Eighty Thousand (80,000) Post-Consolidation Shares of Common Stock in the Reorganized Debtor; and

(C)  the Holder’s pro rata share of a pool of Eighty Thousand (80,000) Shares of Common Stock in each of the Debtor’s Subsidiaries.

     No fractional shares shall be issued. All calculations of shares in the Reorganized Debtor and its Subsidiaries to be issued to Holders of Unsecured Claims shall be rounded up or down to the nearest whole share.

(d)

Class of Equity Interest Holders

Equity Interest Holders are the parties who hold ownership interest (i.e., equity interest) in the Debtor.  In this case the Debtor is a corporation. Entities holding preferred or common stock in the Debtor are equity interest holders. The following chart identifies this Plan's treatment of the class containing the Debtor's equity interest holders:

CLASS #	DESCRIPTION	IMPAIRED (Y/N)	TREATMENT
3	Equity Interest Holders (Share Holders)	Yes	Equity Interest Holders will receive nothing and will retain nothing under the Plan. Therefore they are not entitled to vote for or against the Plan, and they are deemed to have rejected the Plan.

IV. MEANS OF EFFECTUATING THE PLAN

A. Funding for the Plan

     The Debtor has filed a Motion to borrow funds pursuant to Bankruptcy Code § 364(c) and (f). The Debtor’s Motion to borrow funds is an integral part of this Plan. The Motion calls for authorization for the Debtor to borrow up to $50,000. These funds will come from no more than five administrative lenders and will be used to pay the administrative expenses of the bankruptcy. In return for these funds the Debtor will issue unsecured notes which shall bear interest at the rate of 6% per annum, with all principal and interest to be due and payable on the date five years following the Effective Date. Anytime within two years after the Effective Date of the Plan, holders of the Debtor’s Notes may elect to convert such notes to Units in the Debtor and in each of the Debtor’s Subsidiaries at a ratio of one (1) Unit per ten cents ($0.10) of loan principal. Each such Unit will consist of one (1) share of the Debtor’s common stock and one (1) “A” Warrant allowing the holder to purchase one share of Debtor’s common stock at an exercise price of $4.00, one (1) “B” Warrant allowing the holder to purchase one share of Debtor’s common stock at an exercise price of $5.00, one (1) “C” Warrant allowing the holder to purchase one share of Debtor’s common stock at an exercise price of $6.00, one (1) “D” Warrant allowing the holder to purchase one share of Debtor’s common stock at an exercise price of $7.00, and one (1) “E” Warrant allowing the holder to purchase one share of Debtor’s common stock at an exercise price of $8.00. All warrants are exercisable at any time during the five year period immediately following the Effective Date.

Notwithstanding any other provision governing the Warrants, if as of the date of exercise, the Debtor or one of its Subsidiaries, as the case may be, has registered its Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, a Warrant Holder may not exercise Warrants in that company to the extent that immediately following such exercise the Holder would beneficially own more than 4.99% of the outstanding Common Stock of the registered company.  For this purpose, a representation of the Holder that following such exercise it would not beneficially own more than 4.99% of the outstanding Common Stock of the company shall be conclusive and binding upon the company.

The exercise price for a Warrant may be reduced, but not increased, by vote of the Board of Directors of the Corporation, however, the exercise price may not be reduced below the highest of: a) the book value of a share, b) the par value of a share, or c) eighty percent (80%) of the closing bid price for a share on the business day prior to the directors’ vote if the stock is publicly traded. In the event of a share split or reverse share split, Warrants and shares underlying them will also be split or reverse split and the exercise price adjusted accordingly.  All Warrants shall expire, if not previously exercised or cancelled, five years after the Effective Date, unless extended or called by vote of the Board of Directors of the Corporation. If called, the Directors shall give holders of the Warrants a period of not less than thirty (30) days following notice of the call during which they may exercise their Warrants.

Assuming the Motion to borrow funds is approved, the Debtor will have sufficient cash on hand on the Effective Date to make the payments required under the Plan.

B.

The Debtor’s Business Operations & Management After Plan Confirmation

After the Effective Date of the Plan, the Reorganized Debtor will continue its business and manage its affairs without the supervision of the Bankruptcy Court. The Reorganized Debtor will immediately acquire National Trucking Group, Inc. (hereafter “NTG”) by issuing to NTG’s two owners, who are also its two directors, a total of 1,000,000 shares of the Reorganized Debtor’s, post-consolidation, Common Stock in exchange for all of their interests in NTG. The CEO and CFO of NTG, George Vejnovik and Konstantin Zecevic, will become the Directors and the CEO and CFO respectively of the Reorganized Debtor. Thereafter, the Reorganized Debtor will be managed by Mr. Vejnovik and Mr. Zecevic. The Board of Directors of the Reorganized Debtor shall have all of the powers granted to any board of directors by the California codes and other applicable state or federal laws, and it may act pursuant to any and all powers granted to it under the California Corporation Code including entering into agreements to transfer, convey, encumber, use, license and lease any and all of its assets, issue securities, and/or acquire companies or assets for securities or debt. Information concerning the background and qualifications of Mr. Vejnovik and Mr. Zecevic is set forth in the Disclosure Statement.

To implement this Plan, the Board of Directors of the Reorganized Debtor shall take all steps required by the Code and other state and federal laws and all steps desirable in furtherance of its business plan. In order to perform such implementation in a cost effective manner, the Board of Directors shall have the authority to vary, alter or revise any of the steps outlined in this Plan or necessary to its business without shareholder approval so long as such change does not negatively affect any of the distributions provided for by the Plan or change the number of shares issuable upon conversion of the proposed administrative loan (unless such change in shares issuable to administrative lenders is pursuant to a split or reverse split of all shares issued and outstanding). The Directors may also reincorporate the Debtor in another jurisdiction, reflecting the fact that it operates in 48 states, and under another name, reflecting its new business.

After implementing the proposed Plan of Reorganization, the Reorganized Debtor will have the following share structure: 80,000 Common Shares will be held, pro rata according to amount owed them by the Debtor, by the Class 2  General Unsecured Creditors, and 1,000,000 Common Shares will be held by the former owners of NTG, paid to them in exchange for their interests in NTG. Thus there will be a total of approximately 1,080,000 shares issued and outstanding in the Reorganized Debtor immediately after the Effective Date.

In addition, up to 500,000 Units, including 500,000 Common Shares, will be held by administrative lenders if these lenders choose to convert their Notes to Units. In that event, there would be a total of approximately 1,580,000 shares issued and outstanding in the Debtor. Further, there would be 2,500,000 warrants outstanding convertible into an additional 2,500,000 Common Shares. Conversion of all of these Warrants at the stated exercise price would require an investment totaling $15,000,000 and would increase the total number of shares issued and outstanding to 4,080,000.

All shares issued to Class 2 general unsecured creditors under the Plan will be issued exempt from any and all state and federal securities registration requirements pursuant to Section 1145 of the Bankruptcy Code. All Shares, Warrants, and Shares arising from the exercise of Warrants in the Debtor and in the Subsidiaries issued to administrative lenders, if these lenders convert their loans to securities, will also be issued pursuant to Section 1145 of the Bankruptcy Code, but these certificates will bear a legend prohibiting their sale to the public unless a registration statement has been filed with the SEC and the company is a reporting issuer with the SEC. Shares issued to the owners of NTG in exchange for their interests in NTG will not be issued under Section 1145 of the Bankruptcy Code, will be restricted securities under SEC Rule 144, and will bear a restrictive legend.

C.   The Divestiture and Management of the Subsidiaries after Confirmation

In support of the Debtor’s Plan of Reorganization, and in order to enhance the Debtor’s distribution to its Creditors, all of the Debtor’s Subsidiaries will become independent operating corporations, owned by the Debtor’s creditors and, potentially, by its administrative lenders. The President and Director of each Subsidiary will be Konstantin Zecevic, the current President of the Debtor and the Subsidiaries. Information concerning the background and qualifications of Mr. Zecevic is set forth in the Disclosure Statement.

The Debtor will distribute shares and Units in each of its Subsidiaries as follows: 80,000 Common Shares will be held, pro rata according to amount owed them by the Debtor, by the Class 2 general unsecured creditors. Thus there will be a total of 80,000 shares issued and outstanding in each of the Subsidiaries.

In addition, up to 500,000 Units (including 500,000 common shares) will be held by administrative lenders in each Subsidiary if these lenders choose to convert their Notes to Units. In that event, there would be a total of approximately 580,000 shares issued and outstanding in each of the Subsidiaries. Further, there would be 2,500,000 warrants outstanding convertible into an additional 2,500,000 common shares. Conversion of all of these warrants would require an investment totaling $15,000,000 in each Subsidiary in which the warrants were exercised.

Any interest held by the Reorganized Debtor in any of the Subsidiaries following the above distributions will be cancelled and there will be no further relationship between or among the Debtor and its former Subsidiaries. The Debtor’s Subsidiaries will emerge from the proceedings as independent companies.

The President of the Subsidiaries shall take all steps required or desirable in reorganizing and revitalizing the Subsidiaries, including incorporating or reincorporating them.

D.

Proposed Funding by NTG

Management of NTG has agreed to provide additional funding, up to a maximum of $25,000, to supplement the Debtor’s cash and to ensure that there will be sufficient funds on hand at the Effective Date to make the payments required under the Plan. NTG earned a pre-tax net profit of approximately  $53,419 in the year ending December 31, 2010 and will provide the proposed $25,000 funding from its cash on hand. Because the Debtor will acquire NTG, effectively merging NTG’s operations into the Debtor, no repayment of these funds by the Debtor to NTG need be made.

E.   Disbursing Agent and Method of Distribution

The Reorganized Debtor shall act as the Disbursing Agent for the purpose of making all distributions provided for under the Plan.  This Disbursing Agent shall serve without bond and shall receive no compensation for distribution services rendered and expenses incurred pursuant to the Plan.

The Disbursing Agent shall hold any checks returned as undeliverable for a period of six months after the date the check was first mailed.  Any checks not claimed or cashed after six months will revest in the Reorganized Debtor.

The Reorganized Debtor shall retain the services of a bonded stock transfer agent to prepare and maintain records of stock ownership, either in book form or in certificate form, in the Reorganized Debtor and in each Subsidiary. Evidence of stock ownership will be distributed to all Class 2 general unsecured creditors and, if they convert their loans to equity, to the administrative lenders.  The stock transfer agent shall hold any certificates returned as undeliverable for a period of six months after the date the agent first mailed the certificate.  Any securities not claimed after six months will revest in the Reorganized Debtor.

F.   Retention of Claims

The following claims shall be retained by the bankruptcy estate post-confirmation or, if owned by the Debtor’s Subsidiaries, shall be vested in the bankruptcy estate on the Effective Date: (1) all avoidance actions arising under the Bankruptcy Code or under state law, (2) all claims by the Debtor and/or its Subsidiaries against officers, directors, or insiders, (3) all contract, tort or other claims of any kind held by the Debtor and/or its Subsidiaries against third parties, and (4) all claims for equitable subordination. Any net proceeds from the prosecution of such claims shall be deposited into a bank account for the benefit of Unsecured Creditors and shall be distributed pro rata to them.

G.   United States Trustee Quarterly Fees

The Reorganized Debtor shall be responsible for timely payment of fees incurred pursuant to 28 U.S.C. § 1930(a)(6).  After confirmation, the Reorganized Debtor shall file with the Court and serve on the United States Trustee a quarterly financial report regarding all income and disbursements, including all plan payments, for each quarter (or portion thereof) the case remains open.

H.   Other Provisions of the Plan

Executory Contracts and Unexpired Leases

(1)

Assumptions

The Debtor will not assume any pre-petition executory contracts or unexpired leases as obligations under this Plan.

(2)

Rejections

Every contract not specifically assumed is hereby rejected. The Order Confirming the Plan shall constitute an Order approving the rejection of the lease or contract.

A party to a contract or lease to be rejected who objects to the rejection must file and serve their objection to the Plan within the deadline for objections to confirmation of the Plan. Any such objection not timely filed and served shall be disallowed.

I.   Retention of Jurisdiction

The Court will retain jurisdiction to the extent provided by law.

V. EFFECT OF CONFIRMATION OF THE PLAN

A.

Discharge

This Plan provides that upon confirmation of the Plan, the Debtor shall be discharged of liability for payment of debts incurred before confirmation of the Plan to the extent specified in 11 U.S.C. § 1141.  However, the discharge will not discharge any liability imposed by the Plan.

B.

Revesting of Property in the Debtor

Except as provided elsewhere in the Plan, the confirmation of the Plan revests all of the property of the estate in the Debtor.

C.

Modification of Plan

The Proponent of the Plan may modify the Plan at any time before confirmation.  However, the Court may require a new disclosure statement and/or new vote on the Plan.

The Proponent of the Plan may also seek to modify the Plan at any time after confirmation only if (1) the Plan has not been substantially consummated and (2) the Court authorizes the proposed modifications after notice and a hearing.

D.

Post-Confirmation Quarterly Reports

Quarterly after entry of the order confirming the Plan, the Plan Proponent shall file Quarterly Post-Confirmation Reports with the Court and pay Trustee’s fees in accordance with the United States Trustee’s Operating and Reporting Requirements.  The report shall be served on the United States Trustee, the members of the Official Committee of Creditors (if any), and those parties who have requested special notice.

E.

Post-Confirmation Conversion/Dismissal

A creditor or party in interest may bring a motion to convert or dismiss the case under § 1112(b), after the Plan is confirmed, if there is a default in performing the Plan.  A default shall be deemed to have occurred if the Debtor or any party in interest fails to take any action required of that party under the Plan or Confirmation Order. If the Court orders the case converted to Chapter 7 after the Plan is confirmed, then all property that had been property of the Chapter 11 estate, and that has not been disbursed pursuant to the Plan, will revest in the Chapter 7, estate.  The automatic stay will be reimposed upon the revested property, but only to the extent that relief from stay was not previously authorized by the Court during this case.

F.

Final Decree

Once the estate has been fully administered as referred to in Bankruptcy Rule 3022, the Plan Proponent, or such other party as the Court shall designate in the Plan Confirmation Order, shall file a motion with the Court to obtain a final decree to close the case.

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     Dated:  June 1, 2011

Pacific Shores Development, Inc.

/s/ Konstantin Zecevic

By:  Konstantin Zecevic

President

BIM Homes, LLC; Jovanovic-Steele, LLC; Pacific Media Group Enterprises, LLC; Signal, Inc.; ZEC, LLC, Co-Proponents.

/s/ Konstantin Zecevic

By:  Konstantin Zecevic

SUBMITTED BY:

/s/ Daniel C. Masters

Daniel C. Masters

Attorney for Pacific Shores Development, Inc.

Footnotes

1 This figure is an estimate. The amount paid will be based on an hourly fee of $350 and must be approved by the Court.